UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

25 July 2019

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the six months ended 30 June 2019, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor second quarter 2019 results

Equinor reports net operating income of USD 3.52 billion and net income of USD 1.48 billion in the second quarter of 2019.

The second quarter was characterised by:

•           Overall solid operational performance, maintaining high production

•           Financial results impacted by lower prices, turnarounds and production mix

•           Progressing attractive project portfolio – further reducing capex for Johan Sverdrup phase 1

“We deliver overall solid operational performance and maintain high production in a quarter with lower commodity prices and high maintenance activity. I am pleased that we demonstrate continued strong cost focus and capital discipline”, says Eldar Sætre, President and CEO of Equinor ASA.

“We continue to progress our highly competitive projects delivering production growth towards 2025. Today we announce that we have improved the world-class Johan Sverdrup project even further. Investment costs for phase 1 have been reduced by an additional 3 billion kroner, bringing total reductions to 40 billion kroner since submission of the plan for development and operations. With a planned start up later this year, and faster ramp up to reach plateau production during summer next year, the project will produce and create substantial value for decades to come. Earlier this month we announced that we are capitalising on our investment in Lundin and increasing our direct ownership in Johan Sverdrup to 42.6%”, says Sætre.

“Last week, after a competitive bid process, we were awarded the opportunity to develop our biggest renewables project so far. The Empire Wind project marks a milestone in the development of our global offshore wind portfolio, and we are proud to have been selected to deliver renewable energy to more than half a million families in New York”, says Sætre.

Net operating income was USD 3.52 billion in the second quarter, down from USD 3.84 billion in the same period in 2018. Production was maintained at a high level, but lower prices, high turnaround activity and some quarter specific items impacted the result. The liquids share of the production mix was low in the quarter and will increase going forward. Underlying operating costs and administrative expenses per barrel increased somewhat from the same quarter last year, mainly due to new fields coming on stream. Depreciation expenses was up mainly due to net impairment reversals in the second quarter of 2018. Weak refinery results and a timing effect on gas storages impacted the results from the Marketing, Midstream & Processing reporting segment in the quarter. Net income was USD 1.48 billion, up from USD 1.22 billion in the second quarter of 2018.

Equinor delivered total equity production of 2,012 mboe per day in the second quarter, on par with the same period in 2018. Expected natural decline was offset by increased production from new fields and new wells.

As of the end of second quarter 2019, Equinor had completed 21 exploration wells with seven commercial discoveries. Exploration expenses in the quarter were USD 0.24 billion, down from USD 0.48 billion in the same period in 2018. More wells drilled and completed were offset by impairment of assets in the second quarter of 2018.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 11.96 billion for the first half of 2019 compared to USD 13.22 billion in the same period of 2018.

The board of directors has decided on a dividend of USD 0.26 per share for the second quarter.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 30 June 2019, equal to the average for the same period a year ago.

	Quarters			Change
	Q2 2019	Q1 2019	Q2 2018	Q2 on Q2

Net operating income (USD million)	3,521	4,732	3,835	(8%)
Net income (USD million)	1,476	1,712	1,220	21%
Total equity liquids and gas production (mboe per day) [4]	2,012	2,178	2,028	(1%)
Group average liquids price (USD/bbl) [1]	59.3	55.8	65.8	(10%)

GROUP REVIEW

Second quarter 2019

Total equity liquids and gas production [4] was 2,012 mboe per day in the second quarter of 2019, on par with the same period last year when it was 2,028 mboe per day. Expected natural decline on the NCS and in the E&P International reporting segment was partially offset by ramp-up of new fields on the NCS and portfolio changes in the E&P International reporting segment.

Total entitlement liquids and gas production [3] was 1,842 mboe per day in the second quarter of 2019, on par with the same period last year when it was 1,851 mboe per day. Decreased production as described above and higher US royalties [4] were partially offset by lower effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 171 mboe per day in total in the second quarter of 2019 compared to 178 mboe per day in the second quarter of 2018.

Condensed income statement under IFRS	Quarters			Change
(unaudited, in USD million)	Q2 2019	Q1 2019	Q2 2018	Q2 on Q2

Total revenues and other income	17,096	16,482	18,135	(6%)

Purchases [net of inventory variation]	(8,606)	(6,656)	(9,415)	(9%)
Operating and administrative expenses	(2,502)	(2,639)	(2,579)	(3%)
Depreciation, amortisation and net impairment losses	(2,233)	(2,188)	(1,830)	22%
Exploration expenses	(235)	(268)	(475)	(51%)

Net operating income	3,521	4,732	3,835	(8%)

Net financial items	(0)	149	(317)	100%

Income before tax	3,520	4,881	3,518	0%

Income tax	(2,045)	(3,168)	(2,298)	(11%)

Net income	1,476	1,712	1,220	21%

Net operating income was USD 3,521 million in the second quarter of 2019, compared to USD 3,835 million in the second quarter of 2018. The decrease was mainly due to lower average prices for liquids and gas, lower liquids volumes, higher depreciation expenses mainly due to net impairment reversals in the second quarter of 2018, and some quarter specific items decreasing net operating income. The decrease was partially offset by reduced exploration expenses in the second quarter of 2019 as an effect of impairments in the second quarter of 2018 related to North America.

In the second quarter of 2019, net operating income was positively impacted by a net gain on sale of assets of USD 139 million.

In the second quarter of 2018, net operating income was negatively affected by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 553 million, and positively affected by net impairment reversals of USD 273 million.

Total revenues and other income were USD 17,096 million in the second quarter of 2019 compared to USD 18,135 million in the second quarter of 2018. Lower average prices for liquids and gas and lower liquids volumes negatively affected Total revenues and other income as well as Purchases. The decrease was partially offset by higher gas volumes and gain on sale of assets of USD 155 million.

Operating and administrative expenses were USD 2,502 million in the second quarter of 2019, a decrease of USD 77 million compared to the second quarter of 2018. The decrease was mainly due to the implementation of IFRS 16 [1]  and the NOK/USD exchange rate development, partially offset by increased transportation cost and portfolio changes.

Depreciation expenses were USD 2,233 million in the second quarter of 2019, compared to USD 1,830 million in the second quarter

[1] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

of 2018. The 22% increase was mainly due to net impairment reversals in the second quarter of 2018, the implementation of IFRS 161, ramp-up of new fields and increased investments in North America. Higher proved reserves estimates and no depreciation effect for one of the fields on the NCS partially offset the increase.

Exploration expenses were USD 235 million in the second quarter of 2019, a decrease of USD 240 million compared to the second quarter of 2018, mainly due to impairment of assets in the second quarter of 2018, and a higher portion of exploration expenditures being capitalised this quarter, partially offset by higher drilling and field development costs.

Net financial items amounted to USD 0 million in the second quarter of 2019, compared to a loss of USD 317 million in the second quarter of 2018. The positive change of USD 317 million is mainly due to gain on derivatives related to a long-term debt portfolio of USD 267 million in the second quarter of 2019 compared to a loss of USD 55 million in the second quarter of 2018.

Income taxes were USD 2,045 million in the second quarter of 2019. The effective tax rate was 58.1%. In the second quarter of 2018, income taxes were USD 2,298 million and the effective tax rate was 65.3%. Please see note 5  Income taxes to the Condensed interim financial statements for information related to income taxes.

Net income in the second  quarter of 2019 was USD 1,476 million, up from USD 1,220 million in the second  quarter of 2018. The increase was mainly due to positive changes in net financial items and lower income tax, partially offset by the decrease in net operating income as discussed above.

Cash flows provided by operating activities decreased by USD 341 million compared to the second quarter of 2018. The decrease was mainly due to lower liquids and gas prices and increased tax payments, partially offset by a change in working capital.

Cash flows used in investing activities increased by USD 104 million compared to the second quarter of 2018. The increase was mainly due to increased financial investments and reduced proceeds from the sale of assets, partially offset by decreased additions through business combinations and capital expenditures.

Cash flows used in financing activities decreased by USD 1,446 million compared to the second quarter of 2018. The decrease was mainly due to lower repayment of finance debt, partially offset by  lease payments being reclassified to financing cash flow following the IFRS 16 [2] implementation and increased dividend paid.

Total cash flows increased by USD 1,000 million compared to the second quarter of 2018.

First half 2019

Net operating income was USD 8,252 million in the first half of 2019 compared to USD 8,795 million in the first half of 2018. The 6% decrease was primarily driven by lower liquids and gas prices and lower liquids volumes. Higher depreciation expenses due to ramp-up of new fields, and portfolio changes in addition to net impairment reversals in the first half of 2018 added to the decrease. The decrease was offset by changes in the fair value of derivatives and inventory hedge contracts, and reduced exploration expenses mainly due to impairments in the first half of 2018.

In addition to the positive effect from changes in the fair value of derivatives, inventory hedge contracts of USD 711 million and a net gain on sale of assets of USD 150 million, net operating income was positively impacted by operational storage effects of USD 117 million and an impairment reversal of USD 116 million in the first half of 2019. Net operating income was negatively impacted by an implementation effect of USD 123 million related to a change in accounting policy for lifting imbalances.

In the first half of 2018, net operating income was positively impacted by effects from net impairment reversals of USD 264 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. Net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 367 million in the first half of 2018.

Total revenues and other income were USD 33,578 million in the first half of 2019 compared to USD 38,019 million in the second of 2018. Lower liquids volumes and average prices for liquids and gas negatively affected Total revenues and other income as well as Purchases.  The decrease was partially offset by higher gas volumes, changes in the fair value of derivatives and gain on sale of assets.

Operating and administrative expenses were USD 5,141 million in the first half of 2019, an increase of USD 48 million compared to in the first half of 2018. The slight increase was primarily due to portfolio changes and increased transportation costs as well as operational and maintenance costs, primarily driven by ramp-up of new fields on the NCS and volume growth in the E&P International segment. The increase was partially offset by the NOK/USD exchange rate development and the implementation of IFRS 162.

[2] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

Depreciation expenses were USD 4,421 million in the first half of 2019, an increase of USD 222 million compared to the first half of 2018. The increase was due to increased investments in the E&P International segment, ramp-up of new fields, the implementation of IFRS 162 and higher net impairment reversals in the first half of 2018. Higher proved reserves estimates on several fields, no depreciation effect on one of the fields on the NCS and a net decrease in production partially offset the increase.

Exploration expenses decreased by USD 221 million to USD 503 million in the first half of 2019, mainly due to mainly due to impairment of assets in the first half of 2018, and a higher portion of exploration expenditures being capitalised this quarter, partially offset by higher drilling and field development costs.

Net financial items amounted to a gain of USD 149 million in 2019, compared to a loss of USD 737 million in 2018. The positive change of USD 885 million is mainly due to gain on derivatives related to a long-term debt portfolio of USD 573 million in the first half of 2019 compared to a loss of USD 220 million in the half of 2018.

Income taxes were USD 5,213 million in the first half of 2019 and the effective tax rate was 62.1%. Income taxes in the first half of 2018 were USD 5,553 million and the effective tax rate was 68.9%. Please see note 5 Income tax to the Condensed interim financial statements for information related to income taxes.

Net income in the first half of 2019 was USD 3,188 million compared to USD 2,506 million in the first half of 2018. The increase was mainly due to positive changes in net financial items and lower income tax, partially offset by the decrease in net operating income as discussed above.

Cash flows provided by operating activities decreased by USD 2,282 million compared to the first half of 2018. The decrease was mainly due to lower liquids and gas prices, increased tax payments and a change in working capital.

Cash flows used in investing activities increased by USD 3,442 million compared to the first half of 2018. The increase was mainly due to increased financial investments and reduced proceeds from the sale of assets, partially offset by decreased additions through business combinations and capital expenditures.

Cash flows used in financing activities decreased by USD 1,464 million compared to the first half of 2018. The decrease was mainly due to lower repayment of finance debt and higher cash inflow from collateral related to derivatives, partially offset by lease payments being reclassified to financing cash flow following the IFRS 16 [3] implementation and increased dividend paid.

Total cash flows decreased by USD 4,260 million compared to the first half of 2018.

[3] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

OUTLOOK

•          Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.7 billion for 2019, excluding signature bonuses

•          Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•          For the period 2019 – 2025, production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•          Production [7]  for 2019 is estimated to be around the 2018 level

•          Scheduled maintenance activity is estimated to reduce the quarterly production by approximately 50 mboe per day in the third quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Second quarter 2019 review

Average daily production of liquids and gas decreased by 2% to 1,192 mboe per day in the second quarter of 2019, compared to
1,219 mboe per day in the second quarter of 2018. The decrease was mainly due to expected natural decline partially offset by positive contributions from new fields.

Net operating income was USD 2,478 million in the second quarter of 2019 compared to USD 3,692 million in the second quarter of 2018. The decrease was due to lower liquids prices and volumes, production mix, lower gas transfer price and increased depreciation expenses mainly due to ramp-up of new fields and impairment reversals in the second quarter of 2018.

In the second quarter of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million. In the second quarter of 2018, net operating income was positively impacted by net impairment reversals of USD 600 million.

Total revenues and other income decreased in the second quarter of 2019 compared to the second quarter of 2018, due to lower liquids prices and volumes, production mix, and a lower gas transfer price.

Operating and administrative expenses  increased mainly due to ramp-up of new fields and increased Gassled removal costs. The increase was partially offset by the NOK/USD exchange rate development and reduced well maintenance.

Depreciation, amortisation and net impairment losses increased mainly due to impairment reversals in the second quarter of 2018, partially offset by a net decrease in production and no depreciation effect for one of the fields.

Exploration expenses increased mainly due to higher drilling and field development costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

Quarters			Change	Income statement under IFRS	First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	(in USD million)	2019	2018	Change

4,390	4,988	5,200	(16%)	Total revenues and other income	9,378	10,974	(15%)

(888)	(736)	(843)	5%	Operating and administrative expenses	(1,624)	(1,636)	(1%)
(945)	(1,019)	(606)	56%	Depreciation, amortisation and net impairment losses	(1,964)	(1,902)	3%
(79)	(114)	(61)	31%	Exploration expenses	(193)	(160)	21%

2,478	3,119	3,692	(33%)	Net operating income	5,597	7,277	(23%)

First half 2019

Net operating income for Exploration & Production Norway was USD 5,597 million in the first half of 2019 compared to USD 7,277 million in the first half of 2018. The decrease was mainly due to lower liquids prices, decreased liquids volumes and lower gas transfer price in addition to increased depreciation expenses.

In the first half of 2019, net operating income was positively impacted by a gain on sale of assets of USD 137 million, partially offset by a negative impact of USD 68 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances. In the first half of 2018, net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change in accounting policy for lifting imbalances.

Total revenues and other income decreased by 15% in the first half of 2019 compared to the first half of 2018, mainly due to lower liquids prices, decreased liquids volumes and the aforementioned implementation effect from a change in accounting policy for lifting imbalances in the first half of 2018.

Operating and administrative expenses  decreased slightly due to the NOK/USD exchange rate development offset by increased transportation costs and ramp-up of new fields.

Depreciation, amortisation and net impairment losses increased slightly in the first half of 2019 compared to the first half of 2018, mainly due to net impairment reversals in the first half of 2018, partially offset by no depreciation effect for one of the fields and a net decrease in production in the first half of 2019.

Exploration expenses increased mainly due to higher drilling and field development costs.

EXPLORATION & PRODUCTION INTERNATIONAL

Second quarter 2019 review

Average daily equity production of liquids and gas increased slightly to 820 mboe per day in the second quarter of 2019 compared to 809 mboe per day in the second quarter of 2018. The increase was primarily driven by portfolio changes in Brazil, start-up and ramp-up of new fields in offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas  increased by 3% to 649 mboe per day in the second quarter of 2019 compared to 632 mboe per day in the second quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalties [4]. The net effects from PSA and US royalties were
171 mboe per day in the second quarter of 2019 compared to 178 mboe per day in the second quarter of 2018.

Net operating income was USD 685 million in the second quarter of 2019 compared to USD 561 million in the second quarter of 2018. Lower depreciation and exploration expenses contributed to the increase in net operating income, offset by lower liquids and gas prices and increased operating and administrative expenses in the second quarter of 2019. In the second quarter of 2018, net operating income was negatively impacted by net impairments of USD 481 million.

Total revenues and other income decreased mainly due to lower liquids and gas prices.

Operating and administrative expenses increased mainly due to portfolio changes, increased operation and maintenance, royalties and transportation costs driven primarily by volume growth in North America.

Depreciation, amortisation and net impairment losses decreased mainly due to increased proved reserves estimates in the second quarter of 2019 and net impairments in the second quarter of 2018, partially offset by higher investments and portfolio changes.

Exploration expenses decreased mainly due to net impairment of acquisition costs in the second quarter of 2018, and a higher portion of exploration expenditure being capitalised this quarter, partially offset by higher field development costs.

Quarters			Change	Income statement under IFRS	First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	(in USD million)	2019	2018	Change

2,630	2,810	2,947	(11%)	Total revenues and other income	5,440	5,471	(1%)

14	(39)	2	>(100%)	Purchases [net of inventory variation]	(25)	(3)	>100%
(805)	(999)	(703)	15%	Operating and administrative expenses	(1,805)	(1,402)	29%
(998)	(902)	(1,272)	(22%)	Depreciation, amortisation and net impairment losses	(1,900)	(2,234)	(15%)
(156)	(154)	(414)	(62%)	Exploration expenses	(310)	(564)	(45%)

685	716	561	22%	Net operating income	1,402	1,267	11%

First half 2019

Net operating income for E&P International was USD 1,402 million in the first half of 2019 compared to USD 1,267 million in the first half of 2018. The increase was mainly due to higher production and net impairment reversals in the first half of 2019, and net impairment losses in the first half of 2018. The increase was partially offset by lower liquids and gas prices in the first half of 2019 and by higher operating and administrative expenses in the first half of 2018.

In the first half of 2019, net operating income was positively impacted by net impairment reversals of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change in accounting policy for lifting imbalances. In the first half of 2018, net operating income was negatively impacted by net impairments of USD 488 million and positively impacted by an implementation effect of USD 71 million from a change in accounting policy for lifting imbalances.

Total revenues and other income decreased slightly due to lower liquids and gas prices, offset by higher production.

Operating and administrative expenses increased primarily due to portfolio changes, higher operation and maintenance activity and transportation expenses driven by volume growth.

Depreciation, amortisation and net impairment losses decreased mainly due to net impairment reversals in the first half of 2019 compared to net impairment losses in the first half of 2018, and increased proved reserves estimates. The decrease was partially offset by higher investments and portfolio changes.

Exploration expenses decreased mainly due to net impairment of acquisition costs in the first half of 2018 and a higher portion of exploration expenditure being capitalised, partially offset by higher field development and drilling costs.

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2019 review

Natural gas sales volumes amounted to 14.6 billion standard cubic meters (bcm) in the second quarter of 2019, up 1.2 bcm compared to the second quarter of 2018. Of the total gas sales in the second quarter of 2019, entitlement gas was 13.1 bcm, up 0.7 bcm from the second quarter of 2018. The increase was mainly due to an increase in NCS entitlement volumes and higher sales of third-party gas.

Liquids sales volumes amounted to 200.3 million barrels (mmbl) in the second quarter of 2019, down 11.3 mmbl compared to the second quarter of 2018. The decrease was mainly due to lower third-party crude oil volumes.

Average invoiced European natural gas sales price [8] was 16% lower in second quarter of 2019 compared to the second quarter of 2018. Average invoiced North American piped gas sales price [8] decreased by 4% in the same period mainly due to decreased Henry Hub price.

Net operating income was USD 216 million in the second quarter of 2019 compared to negative USD 179 million in the second quarter of 2018. The results were mainly affected by the unrealised derivative loss and periodisation of inventory hedging effects amounting to USD 607 million in the second quarter of 2018. Negative operational storage effects in the second quarter of 2019 of USD 13 million compared to positive USD 82 million in the second quarter of 2018 contributed to offset the increase. In the second quarter of 2019, some quarter specific items negatively impacted net operating income.

Purchases [net of inventory variation] decreased mainly due to lower liquids volumes and lower prices for oil and gas.

Operating and administrative expenses decreased mainly due to higher onerous contract provisions in the second quarter of 2018, partially offset by increased transportation costs for liquids.

Depreciation, amortisation and net impairment losses increased mainly due to correction of the depreciation period of an infrastructure asset in the second quarter of 2019, and an impairment reversal in the second quarter of 2018.

Quarters			Change	Income statement under IFRS	First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	(in USD million)	2019	2018	Change

16,454	15,839	17,586	(6%)	Total revenues and other income	32,293	36,756	(12%)

(15,065)	(13,468)	(16,685)	(10%)	Purchases [net of inventory variation] [6]	(28,532)	(34,050)	(16%)
(1,073)	(1,095)	(1,144)	(6%)	Operating and administrative expenses	(2,168)	(2,186)	(1%)
(100)	(93)	65	N/A	Depreciation, amortisation and net impairment losses	(193)	(26)	>100%

216	1,184	(179)	N/A	Net operating income	1,401	494	>100%

First half 2019

Net operating income for MMP was USD 1,401 million in the first half of 2019 compared to USD 494 million in the first half of 2018. The increase was mainly due to an unrealised derivative gain and periodisation of inventory hedging effects in the first half of 2019 totalling USD 711 million, compared to negative USD 423 million in the first half of 2018. The increase was partially offset by an impairment reversal of USD 155 million in the first half of 2018, and lower results from gas in the first half of 2019 compared to the first half of 2018.

Total revenues and other income decreased primarily driven by lower prices for all products, as well as lower volumes for liquids.

Purchases [net of inventory variation] decreased primarily due to lower prices for all products.

Operating and administrative expenses decreased mainly due to higher onerous contract provisions in the second quarter of 2018, partially offset by increased transportation costs for liquids.

Depreciation, amortisation and net impairment losses increased mainly due to a correction related to an infrastructure asset in the first half of 2019, and an impairment reversal in the first half of 2018.

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2019

CONSOLIDATED STATEMENT OF INCOME

Quarters					First half		Full year
Q2 2019	Q1 2019	Q2 2018	(unaudited, in USD million)	Note	2019	2018	2018

16,898	16,410	18,069	Revenues	2	33,307	37,845	78,555
39	64	13	Net income/(loss) from equity accounted investments		103	114	291
160	8	54	Other income	3	168	61	746

17,096	16,482	18,135	Total revenues and other income	2	33,578	38,019	79,593

(8,606)	(6,656)	(9,415)	Purchases [net of inventory variation]		(15,261)	(19,209)	(38,516)
(2,281)	(2,408)	(2,397)	Operating expenses		(4,690)	(4,712)	(9,528)
(220)	(231)	(182)	Selling, general and administrative expenses		(451)	(380)	(758)
(2,233)	(2,188)	(1,830)	Depreciation, amortisation and net impairment losses	6	(4,421)	(4,198)	(9,249)
(235)	(268)	(475)	Exploration expenses		(503)	(724)	(1,405)

3,521	4,732	3,835	Net operating income	2	8,252	8,795	20,137

(0)	149	(317)	Net financial items	4	149	(737)	(1,263)

3,520	4,881	3,518	Income before tax		8,401	8,059	18,874

(2,045)	(3,168)	(2,298)	Income tax	5	(5,213)	(5,553)	(11,335)

1,476	1,712	1,220	Net income		3,188	2,506	7,538

1,475	1,711	1,219	Attributable to equity holders of the company		3,187	2,504	7,535
0	1	1	Attributable to non-controlling interests		1	2	3

0.44	0.51	0.37	Basic earnings per share (in USD)		0.96	0.75	2.27
0.44	0.51	0.37	Diluted earnings per share (in USD)		0.95	0.75	2.27
3,331	3,331	3,330	Weighted average number of ordinary shares outstanding (in millions)		3,331	3,323	3,326

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018	(unaudited, in USD million)	2019	2018	2018

1,476	1,712	1,220	Net income	3,188	2,506	7,538

53	120	194	Actuarial gains/(losses) on defined benefit pension plans	173	(32)	(110)
(11)	(25)	(48)	Income tax effect on income and expenses recognised in OCI1)	(36)	9	22
43	94	146	Items that will not be reclassified to the Consolidated statement of income	137	(22)	(88)

148	324	(1,396)	Currency translation adjustments	472	(176)	(1,652)
0	0	0	Net gains/(losses) from available for sale financial assets	0	64	64
(15)	2	(1)	Share of OCI from equity accounted investments	(13)	(6)	(5)
133	326	(1,398)	Items that may be subsequently reclassified to the Consolidated statement of income	459	(119)	(1,593)

176	420	(1,252)	Other comprehensive income/(loss)	596	(142)	(1,681)

1,651	2,132	(31)	Total comprehensive income	3,783	2,364	5,857

1,651	2,131	(33)	Attributable to the equity holders of the company	3,782	2,362	5,855
0	1	1	Attributable to non-controlling interests	1	2	3

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 March	At 31 December	At 30 June
(unaudited, in USD million)	Note	2019	2019	2018	2018

ASSETS
Property, plant and equipment	6	71,984	70,901	65,262	67,498
Intangible assets	6	10,976	10,614	9,672	9,798
Equity accounted investments		2,870	2,801	2,863	2,670
Deferred tax assets		3,381	3,475	3,304	2,655
Pension assets		971	947	831	1,177
Derivative financial instruments		1,405	1,033	1,032	1,112
Financial investments		2,873	2,885	2,455	2,679
Prepayments and financial receivables		1,149	1,073	1,033	1,328

Total non-current assets		95,609	93,728	86,452	88,918

Inventories		3,689	2,686	2,144	3,426
Trade and other receivables		7,622	8,680	8,998	9,566
Derivative financial instruments		1,491	1,444	318	366
Financial investments		10,160	9,157	7,041	6,024
Cash and cash equivalents		5,406	6,618	7,556	6,078

Total current assets		28,368	28,586	26,056	25,460

Total assets		123,977	122,313	112,508	114,378

EQUITY AND LIABILITIES
Shareholders' equity		45,013	45,098	42,970	41,019
Non-controlling interests		18	19	19	25

Total equity		45,031	45,117	42,990	41,043

Finance debt	4, 8	26,262	26,398	23,264	23,852
Deferred tax liabilities		9,852	9,369	8,671	8,393
Pension liabilities		3,989	3,907	3,820	3,984
Provisions	7	17,900	17,131	15,952	16,500
Derivative financial instruments		1,144	1,136	1,207	1,023

Total non-current liabilities		59,147	57,941	52,914	53,752

Trade, other payables and provisions		9,108	9,172	8,368	9,883
Current tax payable	5	4,796	5,974	4,654	5,519
Finance debt		4,231	3,401	2,463	2,611
Dividends payable		866	0	766	766
Derivative financial instruments		798	708	352	805

Total current liabilities		19,799	19,255	16,604	19,583

Total liabilities		78,946	77,196	69,518	73,335

Total equity and liabilities		123,977	122,313	112,508	114,378

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income			2,504			2,504	2	2,506
Other comprehensive income/(loss)			41	(176)	(6)	(142)		(142)
Total comprehensive income								2,364
Dividends	5	333	(1,532)			(1,194)		(1,194)
Other equity transactions		(10)	(0)			(10)	(2)	(12)

At 30 June 2018	1,185	8,256	35,355	(3,731)	(46)	41,019	25	41,043

At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income			3,187			3,187	1	3,188
Other comprehensive income/(loss)			137	472	(13)	596		596
Total comprehensive income								3,783
Dividends			(1,732)			(1,732)		(1,732)
Other equity transactions		(8)	0			(8)	(2)	(10)

At 30 June 2019	1,185	8,239	40,381	(4,735)	(57)	45,013	18	45,031

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018		Note	2019	2018	2018

3,520	4,881	3,518	Income before tax		8,401	8,059	18,874

2,233	2,188	1,830	Depreciation, amortisation and net impairment losses	6	4,421	4,198	9,249
4	19	252	Exploration expenditures written off		23	280	357
82	12	138	(Gains) losses on foreign currency transactions and balances		94	157	166
(135)	(8)	1	(Gains) losses on sales of assets and businesses	3	(143)	(2)	(648)
194	287	(112)	(Increase) decrease in other items related to operating activities		481	(229)	(526)
(321)	(808)	518	(Increase) decrease in net derivative financial instruments		(1,129)	907	409
63	53	40	Interest received		116	77	176
(131)	(169)	(93)	Interest paid		(300)	(224)	(441)

5,510	6,454	6,093	Cash flows provided by operating activities before taxes paid and working capital items		11,964	13,223	27,615

(2,800)	(1,389)	(2,324)	Taxes paid		(4,189)	(3,442)	(9,010)

(49)	69	(767)	(Increase) decrease in working capital		20	295	1,090

2,661	5,134	3,002	Cash flows provided by operating activities		7,795	10,077	19,694

(43)	(438)	(1,996)	Additions through business combinations1)	3	(480)	(3,557)	(3,557)
(2,834)	(2,033)	(2,774)	Capital expenditures and investments		(4,867)	(5,303)	(11,367)
(923)	(2,462)	192	(Increase) decrease in financial investments		(3,385)	2,770	1,358
75	39	95	(Increase) decrease in derivatives financial instruments		114	55	238
(4)	12	51	(Increase) decrease in other items interest bearing		8	57	343
207	0	1,016	Proceeds from sale of assets and businesses	3	207	1,018	1,773

(3,521)	(4,882)	(3,417)	Cash flows used in investing activities		(8,403)	(4,961)	(11,212)

0	0	0	New finance debt		0	0	998
(272)	(263)	(1,260)	Repayment of finance debt		(535)	(2,111)	(2,875)
(864)	(769)	(744)	Dividend paid		(1,633)	(1,147)	(2,672)
728	(129)	150	Net current finance debt and other		598	224	(476)

(408)	(1,161)	(1,854)	Cash flows provided by (used in) financing activities		(1,569)	(3,033)	(5,024)

(1,269)	(908)	(2,269)	Net increase (decrease) in cash and cash equivalents		(2,177)	2,083	3,458

30	(30)	(650)	Effect of exchange rate changes on cash and cash equivalents		0	(466)	(292)
6,618	7,556	8,925	Cash and cash equivalents at the beginning of the period (net of overdraft)		7,556	4,390	4,390

5,379	6,618	6,006	Cash and cash equivalents at the end of the period (net of overdraft)2)		5,379	6,006	7,556

1)      Net after cash and cash equivalents acquired.

2)      At 30 June 2019 cash and cash equivalents included a net overdraft of USD 27 million. At 30 June 2018 net overdraft was USD 72 million and at 31 December 2018 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the second quarter of 2019 were authorised for issue by the board of directors on 24 July 2019.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

•           Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.

•           Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor’s ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the discussion in the IFRS Interpretations Committee (IFRIC) on the topic “Sale of output by a joint operator (IFRS 11)”, which was concluded in March 2019. The impact of this change on Equinor’s financial statements was not material.

There have been no other changes to the significant accounting policies in the first half of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the second quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

Second quarter 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	157	527	16,315	59	0	17,057
Revenues inter-segment	4,226	2,093	127	1	(6,448)	0
Net income/(loss) from equity accounted investments	7	10	11	10	0	39

Total revenues and other income	4,390	2,630	16,454	70	(6,448)	17,096

Purchases [net of inventory variation]	0	14	(15,065)	(0)	6,445	(8,606)
Operating, selling, general and administrative expenses	(888)	(805)	(1,073)	63	202	(2,502)
Depreciation, amortisation and net impairment losses	(945)	(998)	(100)	(190)	(0)	(2,233)
Exploration expenses	(79)	(156)	0	0	0	(235)

Net operating income/(loss)	2,478	685	216	(57)	199	3,521

Additions to PP&E, intangibles and equity accounted investments	1,718	1,636	60	19	0	3,432

Second quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	76	561	17,491	(6)	0	18,122
Revenues inter-segment	5,151	2,378	88	0	(7,617)	0
Net income/(loss) from equity accounted investments	(27)	9	6	25	0	13

Total revenues and other income	5,200	2,947	17,586	19	(7,617)	18,135

Purchases [net of inventory variation]	0	2	(16,685)	0	7,267	(9,415)
Operating, selling, general and administrative expenses	(843)	(703)	(1,144)	(69)	180	(2,579)
Depreciation, amortisation and net impairment losses	(606)	(1,272)	65	(18)	(0)	(1,830)
Exploration expenses	(61)	(414)	0	0	0	(475)

Net operating income/(loss)	3,692	561	(179)	(68)	(170)	3,835

Additions to PP&E, intangibles and equity accounted investments	1,359	3,905	114	157	0	5,535

First half 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	160	1,121	32,050	145	0	33,476
Revenues inter-segment	9,205	4,298	227	2	(13,732)	0
Net income/(loss) from equity accounted investments	13	22	16	53	0	103

Total revenues and other income	9,378	5,440	32,293	199	(13,732)	33,578

Purchases [net of inventory variation]	1	(25)	(28,532)	(0)	13,295	(15,261)
Operating, selling, general and administrative expenses	(1,624)	(1,805)	(2,168)	62	393	(5,141)
Depreciation, amortisation and net impairment losses	(1,964)	(1,900)	(193)	(364)	0	(4,421)
Exploration expenses	(193)	(310)	0	0	0	(503)

Net operating income/(loss)	5,597	1,402	1,401	(103)	(44)	8,252

Additions to PP&E, intangibles and equity accounted investments	2,941	2,857	547	485	0	6,830

Balance sheet information
Equity accounted investments	1,041	388	94	1,347	0	2,870
Non-current segment assets	33,517	39,633	5,362	4,449	0	82,960
Non-current assets, not allocated to segments						9,778

Total non-current assets						95,609

First half 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	231	1,032	36,634	9	0	37,906
Revenues inter-segment	10,724	4,422	110	0	(15,256)	0
Net income/(loss) from equity accounted investments	19	17	12	65	0	114

Total revenues and other income	10,974	5,471	36,756	75	(15,256)	38,019

Purchases [net of inventory variation]	1	(3)	(34,050)	0	14,843	(19,209)
Operating, selling, general and administrative expenses	(1,636)	(1,402)	(2,186)	(156)	288	(5,093)
Depreciation, amortisation and net impairment losses	(1,902)	(2,234)	(26)	(36)	0	(4,198)
Exploration expenses	(160)	(564)	0	0	(0)	(724)

Net operating income/(loss)	7,277	1,267	494	(118)	(125)	8,795

Additions to PP&E, intangibles and equity accounted investments	4,179	5,189	164	181	0	9,713

Balance sheet information
Equity accounted investments	1,120	233	123	1,194	0	2,670
Non-current segment assets	32,613	38,860	5,449	375	0	77,296
Non-current assets, not allocated to segments						8,951

Total non-current assets						88,918

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first half of 2019, Norway constitutes 74% and the US constitutes 19% of such revenues.

Non-current assets by country

	At 30 June	At 31 March	At 31 December	At 30 June
(in USD million)	2019	2019	2018	2018

Norway	40,664	39,477	34,952	37,060
USA	19,999	19,872	19,409	19,087
Brazil	8,197	7,991	7,861	7,762
UK	5,406	5,406	4,588	4,430
Angola	1,743	1,870	1,874	2,374
Canada	1,651	1,621	1,546	1,592
Azerbaijan	1,497	1,476	1,452	1,458
Algeria	950	979	986	1,111
Other countries	5,722	5,625	5,128	5,093

Total non-current assets1)	85,830	84,316	77,797	79,967

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues
	Quarters			Full Year
(in USD million)	Q2 2019	Q1 2019	Q2 2018	2018

Crude oil	9,390	7,610	10,242	40,948
Natural gas	2,637	3,766	2,919	14,070
Refined products	2,866	2,503	3,380	13,124
Natural gas liquids	1,542	1,492	1,768	7,167
Transportation	163	304	240	1,033
Other sales	165	132	40	903

Revenues from contracts with customers	16,763	15,807	18,589	77,246

Over/Under lift			194	137
Taxes paid in-kind	105	83	158	865
Physically settled commodity derivatives	(306)	(60)	94	488
Gain (loss) on commodity derivatives	276	513	(966)	(216)
Other revenues	60	67	0	36
Total other revenues	134	603	(520)	1,309

Revenues	16,898	16,410	18,069	78,555

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

3 Acquisitions and disposals

Acquisition of interest in Rosebank project in UK

In the first quarter of 2019 Equinor closed an agreement to acquire Chevron’s 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

Acquisition of 100% shares in Danske Commodities

In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC’s performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. Currently, both the purchase price and the purchase price allocation are preliminary.

Acquisition of offshore wind lease in USA

In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition has been recognised in the Other segment  as an increase in the intangible assets.

Swap of the interests in the Norwegian Sea and the North Sea region of the NCS

In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the NCS with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million. A gain of USD 137 million on the divested interests has been presented in the line item other income in the Consolidated statement of income. The transactions were tax exempt under the Norwegian petroleum tax legislation and have been accounted for in the E&P Norway segment.

Acquisition of interest in the Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The transaction has been accounted for in the E&P International segment.

Acquisition and divestment of operated interest in the Carcará field in Brazil

In the second quarter of 2019 Equinor and Barra Energia (“Barra”) closed an agreement for Equinor to acquire Barra’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra’s 10% interest is USD 415 million, and the transaction is accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico

In the second quarter of 2019 Equinor exercised its preferential rights to acquire an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. for a total consideration of USD 965 million in cash, based on a valuation as of 1 January 2019. This will increase Equinor’s interest from 23.55% to 46.00%. Anadarko remains the operator with a 33.75% interest, and Chevron retains its 20.25% interest. The transaction was closed on 1 July 2019, but it is still waiting for final governmental approval. The transaction is expected to be recognised in the second half of 2019 and will be recognised in the E&P International segment.

4 Financial items

Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018	(in USD million)	2019	2018	2018

(82)	(12)	(138)	Gains (losses) on net foreign exchange	(94)	(157)	(166)
145	211	155	Interest income and other financial items	355	148	283
267	306	(55)	Gains (losses) on derivative financial instruments	573	(220)	(341)
(330)	(356)	(278)	Interest and other finance expenses	(686)	(507)	(1,040)

(0)	149	(317)	Net financial items	149	(737)	(1,263)

The line item interest income and other financial items includes expenses of USD 64 million in first half and for the full year of 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor’s 2018 Annual Report and Form 20-F.

Gains (losses) on derivative financial instruments is a gain of USD 573 million in the first half of 2019 mainly due to decreased interest rates, compared to a loss of USD 220 million in the first half of 2018 mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 957 million has been utilised as of 30 June 2019.

5 Income taxes

Quarters				First half		Full year
Q2 2019	Q1 2019	Q2 2018	(in USD million)	2019	2018	2018

3,520	4,881	3,518	Income before tax	8,401	8,059	18,874
(2,045)	(3,168)	(2,298)	Income tax expense	(5,213)	(5,553)	(11,335)
58.1%	64.9%	65.3%	Effective tax rate	62.1%	68.9%	60.1%

The tax rate for the second quarter of 2019 and the first half of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interests on the NCS as described in note 3 Acquisitions and disposals.

The tax rate for the second quarter of 2018 and the first half of 2018 was primarily influenced by recognition of USD 350 million of previously unrecognised deferred tax assets reflected in the E&P International segment and positive operating income in countries with unrecognised deferred tax assets. This was partially offset by impairments recognised in countries with unrecognised deferred tax assets and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest on the NCS. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 910 million reflected in the E&P International segment.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2018	65,262	9,672
Implementation of IFRS 16 Leases1)	3,992	0
Opening balance per 1 January 2019	69,254	9,672
Additions through business combinations	191	530
Additions	6,194	1,168
Transfers	99	(99)
Disposals and reclassifications	(44)	(297)
Expensed exploration expenditures and impairment losses	-	(23)
Depreciation, amortisation and net impairment losses	(4,411)	(10)
Effect of foreign currency translation adjustments	701	34

Balance at 30 June 2019	71,984	10,976

1) See note 8 Changes in accounting policies 2019

The line depreciation, amortisation and net impairment losses excludes costs related to leases used in activities being capitalised in the reporting period. Gross depreciation of right of use (RoU) assets amounts to USD 540 million in the first half of 2019, of which depreciation costs of USD 191 million have been allocated to exploration and development activities being capitalised. The book value of RoU assets per 30 June 2019 amounts to USD 4,301 million, while additions to RoU assets amounts to USD 465 million in the first half of 2019.

Impairments and impairment reversals

First half 2019	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(114)	0	(114)
Acquisition costs related to oil and gas prospects	-	3	3

Total net impairment losses (reversals) recognised	(114)	3	(111)

In the first quarter of 2019 Equinor recognised an impairment reversal of USD 116 million related to an asset in the E&P International segment (Europe and Asia) mainly as a result of increased reserves.

The net impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,641 million compared to year end 2018, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor’s annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of
USD 4.2 billion and RoU assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor’s equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

	At 31 December	IFRS 16	At 1 January
(in USD million)	2018	Adjustments	2019
Property, plant and equipment	65,262	3,992	69,254
Prepayments and financial receivables	1,033	52	1,085
Total non-current assets		4,044
Trade and other receivables	8,998	45	9,043
Total current assets		45

Total assets		4,089

Non-current finance debt	23,264	3,159	26,423
Provisions	15,952	(105)	15,847
Total non-current liabilities		3,054
Trade and other payables and provisions	8,369	(34)	8,335
Current finance debt	2,463	1,069	3,532
Total current liabilities		1,035

Total liabilities		4,089

Note 23 Implementation of IFRS 16 Leases in the 2018 annual financial statements includes a reconciliation between the lease liabilities recognised at transition to IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019, Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 132 million commenced or were cancelled in the first half of 2019, USD 193 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor’s lease liabilities per 1 January 2019;

(in USD million)	2019	2020-2021	2022-2023	2024-2028	After 2028	Total

Lease payments	1,133	1,655	921	1,086	472	5,267

In the first half of 2019, Equinor recorded total lease payments of USD 612 million, of which USD 78 million were interest payments and USD 534 million were down-payments of lease liabilities. The total lease liabilities per 30 June 2019 were USD 4,591 million, presented in the balance sheet within the lines current and non-current finance debt with USD 1,157 million and USD 3,434 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

9 Subsequent events

On 7 July 2019, Equinor agreed with Lundin Petroleum AB (Lundin) to divest a 16% shareholding in Lundin for a direct interest of 2.6% in the Johan Sverdrup field. The consideration for the Lundin shares is SEK 14,510 million (USD 1,556 million), while the consideration for the Johan Sverdrup interest, based on a valuation as of 1 January 2019, is USD 910 million with an additional contingent consideration of up to USD 52 million. The transactions are subject to certain conditions, including approval in Lundin’s extraordinary general meeting set for 31 July 2019, and in addition certain customary governmental approvals specifically for Equinor’s acquisition of the interest in Johan Sverdrup. Closing of the share-sale transaction is expected in the third quarter of 2019, while closing of the Johan Sverdrup interest acquisition is expected in the fourth quarter of 2019. The transactions will be recognised in the E&P Norway segment.

Following closing of the share-related transaction, Equinor’s remaining shareholding in Lundin will be recognised at fair value through profit & loss as a financial investment. After the sale, the investment will be recognised in the balance sheet of the Other segment.

On 24 July 2019, the board of directors resolved to declare a dividend for the second quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 18 November 2019 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 19 November 2019 and payment date will be around 27 November 2019.

10 Condensed consolidated financial information related to guaranteed debt securities

Equinor Energy AS, a 100% owned subsidiary of Equinor ASA, is the co-obligor of certain existing debt securities of Equinor ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Equinor Energy AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Equinor ASA, the payment and covenant obligations for these US registered debt securities. In the future, Equinor ASA may from time to time issue future US registered debt securities for which Equinor Energy AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Equinor ASA, as issuer and co-obligor, Equinor Energy AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Equinor's IFRS accounting policies as described in note 2 Significant accounting policies in the Annual report on Form 20-F, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 30 June 2019 and 2018, and for the year ended 31 December 2018.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2019 (unaudited, in USD million)

Revenues and other income	20,973	11,479	12,459	(11,435)	33,476
Net income/(loss) from equity accounted companies	3,071	453	83	(3,504)	103

Total revenues and other income	24,044	11,932	12,542	(14,940)	33,578

Total operating expenses	(21,050)	(4,723)	(10,925)	11,372	(25,326)

Net operating income/(loss)	2,994	7,209	1,618	(3,569)	8,252

Net financial items	654	(185)	(46)	(274)	149

Income/(loss) before tax	3,648	7,024	1,572	(3,843)	8,401

Income tax	(185)	(4,676)	(298)	(54)	(5,213)

Net income/(loss)	3,463	2,348	1,273	(3,896)	3,188

Other comprehensive income/(loss)	320	169	117	(10)	596

Total comprehensive income/(loss)	3,782	2,517	1,391	(3,907)	3,783

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2018 (unaudited, in USD million)

Revenues and other income	25,889	11,860	13,527	(13,370)	37,906
Net income/(loss) from equity accounted companies	2,722	(145)	85	(2,548)	114

Total revenues and other income	28,611	11,715	13,612	(15,919)	38,019

Total operating expenses	(25,791)	(4,819)	(11,911)	13,297	(29,224)

Net operating income/(loss)	2,820	6,895	1,702	(2,622)	8,795

Net financial items	(221)	(272)	(162)	(82)	(737)

Income/(loss) before tax	2,598	6,624	1,539	(2,702)	8,059

Income tax	(12)	(5,137)	(409)	5	(5,553)

Net income/(loss)	2,587	1,486	1,130	(2,697)	2,506

Other comprehensive income/(loss)	(224)	(99)	(150)	331	(142)

Total comprehensive income/(loss)	2,362	1,387	980	(2,365)	2,364

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
Full year 2018 (unaudited, in USD million)

Revenues and other income	51,567	25,365	29,374	(27,004)	79,301
Net income/(loss) from equity accounted companies	7,832	1,065	262	(8,868)	291

Total revenues and other income	59,399	26,430	29,636	(35,872)	79,593

Total operating expenses	(51,596)	(10,138)	(24,862)	27,140	(59,456)

Net operating income/(loss)	7,803	16,292	4,774	(8,732)	20,137

Net financial items	(1,300)	(274)	(505)	817	(1,263)

Income/(loss) before tax	6,503	16,018	4,269	(7,916)	18,874

Income tax	219	(10,719)	(786)	(49)	(11,335)

Net income/(loss)	6,722	5,299	3,483	(7,965)	7,538

Other comprehensive income/(loss)	(867)	(334)	(620)	140	(1,681)

Total comprehensive income/(loss)	5,855	4,965	2,863	(7,825)	5,857

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 30 June 2019 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	1,971	37,473	43,559	(43)	82,960
Equity accounted companies	47,298	23,721	1,767	(69,916)	2,870
Other non-current assets	3,224	346	6,472	(264)	9,778
Non-current financial receivables from subsidiaries	25,843	0	24	(25,867)	0

Total non-current assets	78,335	61,540	51,821	(96,087)	95,609

Current receivables from subsidiaries	3,064	9,691	10,341	(23,096)	0
Other current assets	16,634	740	5,921	(333)	22,962
Cash and cash equivalents	3,531	52	1,824	(0)	5,406

Total current assets	23,229	10,483	18,086	(23,430)	28,368

Total assets	101,564	72,022	69,907	(119,516)	123,977

EQUITY AND LIABILITIES
Total equity	45,013	29,219	41,077	(70,278)	45,031

Non-current liabilities to subsidiaries	21	14,114	11,731	(25,866)	(0)
Other non-current liabilities	29,643	20,680	9,099	(275)	59,147

Total non-current liabilities	29,665	34,794	20,830	(26,142)	59,147

Other current liabilities	7,695	7,370	4,735	(1)	19,799
Current liabilities to subsidiaries	19,192	639	3,265	(23,096)	(0)

Total current liabilities	26,886	8,009	8,000	(23,096)	19,799

Total liabilities	56,551	42,803	28,830	(49,238)	78,946

Total equity and liabilities	101,564	72,022	69,907	(119,516)	123,977

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 30 June 2018 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	514	35,306	41,499	(23)	77,296
Equity accounted companies	41,574	22,704	1,459	(63,067)	2,670
Other non-current assets	3,297	388	5,317	(51)	8,951
Non-current financial receivables from subsidiaries	26,232	(0)	23	(26,255)	0

Total non-current assets	71,616	58,398	48,298	(89,394)	88,918

Current receivables from subsidiaries	3,214	4,461	11,219	(18,894)	0
Other current assets	13,523	1,081	5,358	(580)	19,382
Cash and cash equivalents	4,893	7	1,178	0	6,078

Total current assets	21,629	5,549	17,755	(19,473)	25,460

Total assets	93,246	63,947	66,052	(108,867)	114,378

EQUITY AND LIABILITIES
Total equity	41,018	23,133	40,454	(63,562)	41,043

Non-current liabilities to subsidiaries	21	14,756	11,478	(26,255)	0
Other non-current liabilities	28,959	17,053	7,873	(133)	53,752

Total non-current liabilities	28,979	31,808	19,351	(26,386)	53,752

Other current liabilities	8,600	7,575	3,432	(24)	19,583
Current liabilities to subsidiaries	14,647	1,431	2,815	(18,893)	0

Total current liabilities	23,248	9,006	6,247	(18,918)	19,583

Total liabilities	52,227	40,814	25,598	(45,304)	73,335

Total equity and liabilities	93,246	63,947	66,052	(108,867)	114,378

CONDENSED CONSOLIDATED BALANCE SHEET
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
At 31 December 2018 (unaudited, in USD million)

ASSETS
Property, plant, equipment and intangible assets	502	33,309	41,140	(17)	74,934
Equity accounted companies	46,828	23,668	1,697	(69,330)	2,863
Other non-current assets	2,741	381	5,572	(39)	8,655
Non-current financial receivables from subsidiaries	25,524	0	22	(25,547)	0

Total non-current assets	75,595	57,358	48,432	(94,933)	86,452

Current receivables from subsidiaries	2,379	6,529	13,215	(22,123)	0
Other current assets	13,082	927	4,780	(288)	18,501
Cash and cash equivalents	6,287	27	1,242	0	7,556

Total current assets	21,747	7,483	19,237	(22,411)	26,056

Total assets	97,342	64,841	67,668	(117,343)	112,508

EQUITY AND LIABILITIES
Total equity	42,970	26,706	42,838	(69,524)	42,990

Non-current liabilities to subsidiaries	20	13,847	11,679	(25,547)	(0)
Other non-current liabilities	28,416	17,033	7,536	(71)	52,914

Total non-current liabilities	28,436	30,880	19,216	(25,618)	52,914

Other current liabilities	6,955	6,511	3,216	(78)	16,605
Current liabilities to subsidiaries	18,981	744	2,398	(22,123)	(0)

Total current liabilities	25,936	7,256	5,614	(22,201)	16,605

Total liabilities	54,372	38,135	24,830	(47,819)	69,519

Total equity and liabilities	97,342	64,841	67,668	(117,343)	112,508

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2019 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	2,358	5,292	2,894	(2,750)	7,795
Cash flows provided by (used in) investing activities	(3,163)	(2,306)	(3,723)	789	(8,403)
Cash flows provided by (used in) financing activities	(1,975)	(2,962)	1,407	1,961	(1,569)

Net increase (decrease) in cash and cash equivalents	(2,780)	25	578	0	(2,177)

Effect of exchange rate changes on cash and cash equivalents	(4)	0	4	0	0
Cash and cash equivalents at the beginning of the period (net of overdraft)	6,287	27	1,242	0	7,556

Cash and cash equivalents at the end of the period (net of overdraft)	3,504	52	1,824	0	5,379

	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
First half 2018 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	4,020	7,409	3,034	(4,386)	10,077
Cash flows provided by (used in) investing activities	3,005	(5,954)	(3,900)	1,888	(4,961)
Cash flows provided by (used in) financing activities	(5,532)	(1,500)	1,501	2,498	(3,033)

Net increase (decrease) in cash and cash equivalents	1,493	(46)	635	0	2,083

Effect of exchange rate changes on cash and cash equivalents	(430)	25	(61)	0	(466)
Cash and cash equivalents at the beginning of the period (net of overdraft)	3,759	27	603	0	4,390

Cash and cash equivalents at the end of the period (net of overdraft)	4,822	7	1,177	0	6,006

	Equinor ASA	Equinor Energy AS	Non-guarantor subsidiaries	Consolidation adjustments	The Equinor group
Full year 2018 (unaudited, in USD million)

Cash flows provided by (used in) operating activities	4,565	12,421	7,224	(4,516)	19,694
Cash flows provided by (used in) investing activities	1,046	(8,281)	(6,649)	2,672	(11,212)
Cash flows provided by (used in) financing activities	(2,840)	(4,140)	112	1,844	(5,024)

Net increase (decrease) in cash and cash equivalents	2,771	0	687	0	3,458

Effect of exchange rate changes on cash and cash equivalents	(243)	0	(49)	0	(292)
Cash and cash equivalents at the beginning of the period (net of overdraft)	3,759	27	603	0	4,390

Cash and cash equivalents at the end of the period (net of overdraft)	6,287	27	1,242	0	7,556

Supplementary disclosures

Operational data

Quarters			Change		First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	Operational data	2019	2018	Change

				Prices
68.8	63.2	74.5	(8%)	Average Brent oil price (USD/bbl)	66.0	70.7	(7%)
60.3	57.0	67.4	(11%)	E&P Norway average liquids price (USD/bbl)	58.6	64.1	(9%)
58.2	54.6	63.9	(9%)	E&P International average liquids price (USD/bbl)	56.1	61.5	(9%)
59.3	55.8	65.8	(10%)	Group average liquids price (USD/bbl) [1]	57.4	63.0	(9%)
513	479	528	(3%)	Group average liquids price (NOK/bbl) [1]	494	499	(1%)
4.22	5.57	5.18	(18%)	Transfer price natural gas (USD/mmbtu) [9]	4.93	5.34	(8%)
5.49	6.89	6.52	(16%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.23	6.73	(7%)
2.35	3.13	2.44	(4%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.77	2.95	(6%)
4.4	3.0	6.3	(31%)	Refining reference margin (USD/bbl) [2]	3.7	5.0	(27%)

				Entitlement production (mboe per day)
479	546	543	(12%)	E&P Norway entitlement liquids production	512	571	(10%)
440	443	428	3%	E&P International entitlement liquids production	442	412	7%
919	988	971	(5%)	Group entitlement liquids production	954	983	(3%)
713	792	677	5%	E&P Norway entitlement gas production	752	728	3%
210	221	203	3%	E&P International entitlement gas production	216	210	3%
923	1,013	880	5%	Group entitlement gas production	968	938	3%
1,842	2,002	1,851	(0%)	Total entitlement liquids and gas production [3]	1,921	1,921	0%

				Equity production (mboe per day)
479	546	543	(12%)	E&P Norway equity liquids production	512	571	(10%)
561	567	562	(0%)	E&P International equity liquids production	564	550	3%
1,040	1,112	1,105	(6%)	Group equity liquids production	1,076	1,122	(4%)
713	792	677	5%	E&P Norway equity gas production	752	728	3%
259	274	247	5%	E&P International equity gas production	266	254	5%
972	1,066	924	5%	Group equity gas production	1,019	982	4%
2,012	2,178	2,028	(1%)	Total equity liquids and gas production [4]	2,095	2,104	(0%)

				MMP sales volumes
200.3	181.4	211.5	(5%)	Crude oil sales volumes (mmbl)	381.7	429.6	(11%)
13.1	14.3	12.4	6%	Natural gas sales Equinor entitlement (bcm)	27.4	26.2	4%
1.6	2.2	1.1	47%	Natural gas sales third-party volumes (bcm)	3.7	2.7	36%

Exchange rates

Quarters			Change		First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	Exchange rates	2019	2018	Change

0.1156	0.1166	0.1247	(7%)	NOK/USD average daily exchange rate	0.1161	0.1262	(8%)
0.1174	0.1163	0.1226	(4%)	NOK/USD period-end exchange rate	0.1174	0.1226	(4%)
8.6469	8.5779	8.0172	8%	USD/NOK average daily exchange rate	8.6110	7.9262	9%
8.5183	8.5972	8.1588	4%	USD/NOK period-end exchange rate	8.5183	8.1588	4%
1.1238	1.1357	1.1917	(6%)	EUR/USD average daily exchange rate	1.1300	1.2103	(7%)
1.1380	1.1235	1.1658	(2%)	EUR/USD period-end exchange rate	1.1380	1.1658	(2%)

Health, safety and the environment

Twelve months average per			First half	First half
Q2 2019	Q2 2018	Health, safety and the environment	2019	2018

		Injury/incident frequency
2.6	2.8	Total recordable injury frequency (TRIF)	2.5	2.9
0.5	0.5	Serious Incident Frequency (SIF)	0.5	0.5
		Oil spills
229	264	Accidental oil spills (number of)	120	129
84	101	Accidental oil spills (cubic metres)	40	94

			First half	Full year
Climate			2019	2018

Upstream CO2 intensity (kg CO2/boe) 1)			9	9

1)      For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

Exploration expenses

Quarters			Change	Exploration expenses	First half
Q2 2019	Q1 2019	Q2 2018	Q2 on Q2	(in USD million)	2019	2018	Change

137	121	74	84%	E&P Norway exploration expenditures (activity)	258	205	26%
218	207	195	12%	E&P International exploration expenditures (activity)	425	388	10%

355	328	270	32%	Group exploration expenditures (activity)	683	593	15%
4	16	10	(60%)	Expensed, previously capitalised exploration expenditures	20	27	(26%)
(124)	(79)	(47)	>100%	Capitalised share of current period's exploration activity	(203)	(150)	36%
0	3	242	(100%)	Impairment (reversal of impairment)	3	253	(99%)

235	268	475	(51%)	Exploration expenses IFRS	503	724	(31%)

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor’s plans, intentions, aims and expectations with respect to Equinor’s start-up of projects through 2025, including for Johan Sverdrup to produce and create substantial value for decades to come; intention to develop as a broad energy company; expectations that the liquids share of the production mix will increase; market outlook and future economic projections and assumptions; production growth towards 2025 and production guidance for 2019; CAGR for the period 2019 – 2025; organic capital expenditure for 2019; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; scheduled maintenance activity and the effects thereof; expected dividend payments and dividend subscription price; expected lease commitments through 2024; planned and announced acquisitions and divestments, including the timing and impact thereof, including the acquisition of rights to develop a wind farm within offshore wind lease OCS-A 0520, the acquisition of interest in the Caesar Tonga field in the Gulf of Mexico, the share-sale transaction with Lundin and the acquisition of interest in Johan Sverdrup.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor’s 2018 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.     The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     Not applicable this quarter.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.     The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 25 July 2019

By: ___/s/ Lars Christian Bacher

Name: Lars Christian Bacher

Title:    Chief Financial Officer

EXHIBITS

The following exhibit is filed as part of this quarterly report:

EXHIBIT 101 Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with this report on Form 6-K.